FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of July, 2004
                                 (28 July, 2004)



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Notice of Results released on 28 July, 2004




28 July 2004

                        British Sky Broadcasting Group plc

                         Notice of Preliminary Results


British Sky Broadcasting Group plc will be announcing results for the year ended 30 June 2004 on Wednesday 04 August 2004.

Enquiries:

UK/European:
Katie Lang, Finsbury
Tel: + 44 20 7251 3801
E-mail: katie.lang@finsbury.com

US:
John Sutton, Taylor Rafferty
Tel: +1 212 889 4350
E-mail: bskyb@taylor-rafferty.com

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 28th July, 2004                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary